MMA SECURITIES LLC
(An Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)
SEC ID No. 8-50591

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2018
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

******

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50591

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/18** (MM/DD/YY) AND ENDING **12/31/18** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MMA Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1166 Avenue of the Americas
(No. and street)

New York	**New York**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kim Blackmore **(201)-284-4908**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza	**New York**	**NY**	**10112**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)







OATH OR AFFIRMATION

I, Kim Blackmore, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to MMA Securities LLC for the year ended December 31, 2018 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Kim Blackmore
Director, Financial and Operations Principal

2/22/19
Date

Subscribed and sworn before me on this 22 day of February, 2019

MICHELLE GARCIA
Notary Public - State of New Jersey
My Commission Expires Feb 22, 2020

MMA SECURITIES LLC
(an Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 436 2000
Fax: +1 212 653 5000
www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Sole Member of MMA Securities LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MMA Securities LLC (the "Company") as of December 31, 2018, and the related statements of income, cash flows, changes in member's equity for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules (g) and (h) listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte + Touche LLP

February 22, 2019

We have served as the Company's auditor since 2015.

MMA SECURITIES LLC
(an Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$ 6,508,410
Receivable from affiliates	4,126,142
Fees and commissions receivable (net of allowance for doubtful accounts)	2,945,512
Prepaid expenses	109,510
TOTAL ASSETS	**$ 13,689,574**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Payable to affiliates	$ 1,722,319
Accounts payable and accrued expenses	269,731
Total liabilities	1,992,050
MEMBER'S EQUITY:	11,697,524
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 13,689,574

See notes to financial statements

MMA SECURITIES LLC
(an Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUES:

Commissions	$ 6,200,307
Investment advisory fees	8,995,269
Referral fees	274,836
Interest	65,374
Total revenues	15,535,786

EXPENSES:

Services purchased from affiliates	$ 7,079,138
Commissions	2,929,975
Information services and communications	178,805
Insurance	131,788
Professional services	149,323
Regulatory fees	106,248
Other	52,040
Total expenses	10,627,317

NET INCOME $ 4,908,469

See notes to financial statements.

MMA SECURITIES LLC
(an Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$ 4,908,469
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in fees and commissions receivable	(1,242,478)
Decrease in receivable from broker	9,069
Increase in prepaid expenses	(36,758)
Increase in payable to affiliates	899,254
Increase in accounts payable and accrued expenses	1,144
Net cash provided by operating activities	4,538,700

CASH FLOWS FROM INVESTING ACTIVITIES:

Net transfers to MMC cash management pool	(2,065,339)
Net cash used in investing activities	(2,065,339)
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,473,361
CASH AND CASH EQUIVALENTS, JANUARY 1, 2018	4,035,049
CASH AND CASH EQUIVALENTS, DECEMBER 31, 2018	$ 6,508,410

See notes to financial statements.

4

MMA SECURITIES LLC
(an Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

BALANCE, JANUARY 1, 2018	$ 6,789,055
Net income	4,908,469
BALANCE, DECEMBER 31, 2018	$ 11,697,524

See notes to financial statements.

MMA SECURITIES LLC
(an Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

1. NATURE OF BUSINESS

MMA Securities LLC (the "Company") is an indirect wholly-owned subsidiary of Marsh & McLennan Companies, Inc. ("MMC"). As of November 1, 2018, the Company's sole member changed from Marsh McLennan Agency LLC ("MMA") to Marsh Insurance & Investments LLC ("MIIL"). The Company is a broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is also a licensed insurance agency in most states in the United States.

The Company provides the following services:

- Retirement and executive benefits consulting services to qualified and non-qualified benefits plans;
- Sale of mutual funds and variable products to individual and institutional customers.

The Company does not hold customer securities or customer funds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). The Company has performed its evaluation of subsequent events through the issuance date of the financial statements. Based upon such evaluation, no events were discovered that required disclosure or adjustment to the financial statements.

Use of Estimates - The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Effective January 1, 2018, the Company adopted ASC Topic 606, "Revenue from Contracts with Customers". The Company has elected the modified retrospective method which did not result in a cumulative-effect adjustment at the date of adoption. The implementation of this new standard had no material impact on the Company's financial statements for the year ended December 31, 2018. There was no change in presentation related to the adoption of this standard. See further discussion in Note 3.

Fair Value of Financial Assets and Liabilities - Substantially all of the Company's financial assets are carried at fair value or contracted amounts which approximate fair value. The Company's financial liabilities, such as payables, are recorded at amounts approximating fair value.

Cash and Cash Equivalents - Cash equivalents consist of demand deposits with original maturities of three months or less. The estimated fair value of the Company's cash equivalents approximates their carrying value due to their short-term nature. All of the cash and cash equivalents are held in one major financial institution.

6

Allowance for doubtful accounts - The Company maintains an allowance for doubtful accounts to provide for estimated losses from fees and commissions receivable. The Company determines the adequacy of the allowance by reviewing aging, collection history and any other circumstances which indicate an impairment of the receivable.

The Company has recorded bad debt expense in the amount of $4,250 for the year ended December 31, 2018. Management has evaluated the receivables and determined that no allowance for doubtful accounts is required as at December 31, 2018.

Income Tax - The Company is treated as a disregarded entity for federal and state income tax purposes; therefore, the taxable income or loss from the Company's operations is allocated to the Company's member. Accordingly, no provision for federal and state income taxes has been made in the accompanying financial statements.

3. REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligation by transferring the promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for the promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to the resolved and the amount of consideration that is susceptible to factors outside of the Company's influence such as market volatility or judgement and actions of third parties.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Investment Advisory Services

The Company provides retirement and executive benefits consulting services to qualified and non-qualified benefits plans, which includes plan review and assessment, plan marketing and vendor search, conversion management and implementation for new plans, assistance in developing investment policy statements, investment fund recommendations and monitoring, employee communications, fiduciary due diligence and plan support services. Consulting services are combined into a single performance obligation as each service is interrelated of the other services. For ongoing consulting engagements, revenue is recognized ratably over the service period for ongoing services. For project consulting engagements, revenue is recognized ratably over the term of the project. The Company is compensated for these services by fixed fees and variable compensation in the form of fees and commissions based on a percentage of the account value at the valuation date outlined in the respective customer contracts. Services are billed based on the terms of the contract.

Brokerage Services

The Company provides brokerage services in the form of direct placement of variable and mutual fund products with providers for individual and institutional customers. The Company receives variable compensation in the form of commissions from the provider based on a percentage of the account value, deposits into the account or premium payments depending on the product and the selling agreement with the provider. The Company shares commissions with the third party broker dealer under a broker dealer services agreement. Commissions are recognized at a point in time when the performance obligation is satisfied with an appropriate constraint recognizing factors outside of the Company's control. Revenue recognized related to performance obligations satisfied in prior years was $282,477 for the year ended December 31, 2018.

Disaggregation of Revenue

The following presents the Company's revenue from contracts with customers, considered in scope under ASU 2014-09, disaggregated by sources of revenue as of December 31, 2018:

Revenue from contract with customers	Location in income statement	in 000's
Investment advisory services		
Fees	Investment Advisory Fees	$ 8,995
Commissions	Commissions	2,900
Brokerage services	Commissions	3,300
Total revenue from contracts with customers		$ 15,195
Other sources of revenue		341
Total revenue		$ 15,536

Contract Balances from Contracts with Customers

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. The Company records receivables when revenue is recognized prior to payment and it has an unconditional right to payment. The changes in the receivables during the year are related to services invoiced, payment of invoices and adjustments for impairment of the receivable. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

The Company had receivables related to revenue from customers of $1,135,140 at December 31, 2018 and $606,975 at January 1, 2018 in relation to investment advisory services billed not collected. The Company had deferred revenue of $73,124 at December 31, 2108 and $8,740 at January 1, 2018 in relation to investment advisory fees billed but the performance obligation has not been satisfied.

4. RELATED PARTY TRANSACTIONS

Services purchased from affiliates include payments for compensation, benefits, travel, entertainment, and overhead costs such as facilities, equipment, and communications that MMC and MMA has made on behalf of the Company in connection with the Company's activities. Costs related to services purchased are stipulated in expense sharing agreements and are allocated to the Company based upon the time spent by the employees of MMC and MMA on the Company's activities. The costs paid for these services may not be representative of the costs that would have been incurred had the Company secured these services using independent outside contractors. The Company's services purchased from affiliates totaled $7,079,138 for the year ended December 31, 2018.

As of December 31, 2018, the Company's receivable from affiliates balance of $4,126,142 is comprised of an interest bearing account. The Company transfers certain excess operating cash balances on its accounts with a third party bank to an interest bearing account with MMC for cash management purposes. The estimated fair value of the Company's receivable approximates its carrying value.

As of December 31, 2018, the Company's payables to affiliates balance of $1,722,319 primarily represent liabilities for services purchased as well accounts payable invoices and commissions payable to registered representatives paid by MMA on behalf of the Company. Payables to affiliates are settled on a monthly basis.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, of $5,000, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $4,516,360 which was $4,383,557 in excess of its required net capital requirement of $132,803. The Company's aggregate indebtedness at December 31, 2018 was $1,992,050. The Company's ratio of aggregate indebtedness to net capital was .44 to 1.

* * * * * *

MMA SECURITIES LLC
(an Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2018   **Schedule g**

MEMBER'S EQUITY		$ 11,697,524
NONALLOWABLE ASSETS:		
Receivable from affiliate	4,126,142	
Fees and commissions receivable	2,945,512	
Prepaid expenses	109,510	
		7,181,164
NET CAPITAL		$ 4,516,360
AGGREGATE INDEBTEDNESS		
(From Statement of Financial Condition)		$ 1,992,050
NET CAPITAL REQUIRED		
(The greater of $5,000 or 6 2/3% of aggregate indebtedness)		$ 132,803
NET CAPITAL IN EXCESS OF REQUIREMENTS		$ 4,383,557
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.44

NOTE – There are no material differences between the amounts presented
above and the amounts included in the Company's FOCUS
report filed on January 11, 2019.

MMA SECURITIES LLC
(an Indirect Wholly-Owned subsidiary of
Marsh & McLennan Companies, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2018   **Schedule h**

The Company is exempt from the provisions of Rule 15c3-3(k) under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.